UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of April 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Additional information on the process of withdrawal from Veolia Transdev

Paris, April 4, 2012._ As part of exclusive negotiations with an investor on the withdrawal from the transportation business and the refinancing of Veolia Transdev, Veolia Environnement and Caisse des Dépôts et Consignations are discussing the transfer of Veolia Transdev’s 66% shareholding in SNCM and its subsidiaries to Veolia Environnement, along with the rights and obligations attached to this shareholding.

This project is in line with Veolia Environnement’s determined commitment to implement its latest strategic plan.

Before implementation, the project will be submitted to a consultation procedure involving, in particular, the personnel representatives and governing bodies of the companies concerned and approval of the competition authorities.

*****

Veolia Environnement (Paris Euronext : VIE et NYSE : VE) est le référent mondial des services à l’environnement. Présent sur les cinq continents avec plus de 330 000 salariés le groupe apporte des solutions sur-mesure aux collectivités comme aux industriels dans quatre activités complémentaires : la gestion de l’eau, la gestion des déchets, la gestion énergétique et la gestion des transports de voyageurs. Veolia Environnement a réalisé en 2011 un chiffre d’affaires de 29,6 milliards d’euros(*).
www.veolia.com
(*) Hors chiffre d’affaires de VeoliaTransdev en cours de cession

Contact

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 5, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer